UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Amendment No. 1 on Form 6-K/A (the “Amended Report”) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-234701) and Form S-8 (File Nos. 333-228301 and 333-238115) of Gamida Cell Ltd. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Amended Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 6, 2020, Gamida Cell Ltd. (the “Company”) furnished a Current Report on Form 6-K (the “Report”) announcing that it will hold an Annual Meeting of Shareholders on September 10, 2020, at 12 Leshem Street, Kiryat Gat, 8258412, Israel and attached a Notice, Proxy Statement and form of Proxy and Voting Instruction Card.

This Amendment No. 1 on Form 6-K/A is being filed solely to correct a typographical error in Appendix A to Exhibit 99.1 of the Report. No other changes have been made to the Notice and Proxy Statement.

Accordingly, Section 5.1 of Appendix A shall read as follows (additions are underlined and bold, and deletions are struck through):

“5.1. The maximum aggregate number of Shares that may be issued pursuant to Awards under this Plan (the “Pool”) shall be the sum of (a) ~~2,810,551~~ 4,862,994 Shares plus (and without the need to further amend the Plan) (b) on January 1st, 2021 and on January 1st of each calendar year thereafter during the term of the Plan (i.e., until January 1st, 2027, inclusive), a number of Shares equal to the lesser of: (i) three and a half percent (3.5%) of the total number of Shares outstanding as of the end of the last day of the immediately preceding calendar year, and (ii) such smaller amount of Shares as is determined by the Board, if so determined prior to the January 1st of the calendar year in which the increase will occur (in each case, without the need to amend the Plan in case of such determination); in all events subject to adjustment as provided in Section 14.1. Notwithstanding the foregoing, the total number of Shares that may be issued pursuant to Incentive Stock Options granted under this Plan shall be 16,983,585 subject to adjustment as provided in Section 14.1. The Board may, at its discretion, reduce the number of Shares that may be issued pursuant to Awards under this Plan, at any time (provided that such reduction does not derogate from any issuance of Shares in respect of Awards then outstanding).”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

August 10, 2020	By:	/s/ Julian Adams
Julian Adams
Chief Executive Officer

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